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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 2003
FEB 310

SEC FILE NUMBER
8- 51458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hutchinson IFRA, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12511 Cantrell Road
(No. and Street)

Little Rock (City) AR (State) 72212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick IFRA
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas & Thomas, LLP
(Name — *if individual, state last, first, middle name*)

201 East Markham, Suit 500 (Address) Little Rock (City), AR (State) 72201 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Hutchinson/Ifrah, Inc.

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 181

Oath or Affirmation

I, Patrick Ifrah, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson/Ifrah, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, or principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn
To before me this
28 day of February 2003
Rose Marie Stone
Notary Public

This report contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the SIPC supplemental report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☒ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

Hutchinson/Ifrah, Inc.

February 6, 2003

Thomas & Thomas, LLP
Certified Public Accountants
201 East Markham, Suite 500
Little Rock, AR 72201

We are providing this letter in connection with your audit of the statement of financial condition of Hutchinson/Ifrah, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Hutchinson/Ifrah, Inc. in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all financial records and related data.

3. There have been no meetings of stockholders, directors, and committees of directors for which minutes have been prepared.

4. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

5. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

6. There are no uncorrected financial statement misstatements that are material, either individually or in the aggregate, to the financial statements taken as a whole.

7. There has been no:

   a. Fraud involving management or employees who have significant roles in internal control.

   b. Fraud involving others that could have a material effect on the financial statements.

8. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. Related party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties have been properly recorded or disclosed in the financial statements.

10. There are no guarantees, whether written or oral, under which the Company is contingently liable.

11. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, *Disclosure of Certain Risks and Uncertainties*, have been properly disclosed in the notes to the financial statements. *(Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to the volumes of business, revenues, available sources of supply, or markets or geographic areas for which could occur that would significantly disrupt normal finances within the next year)*

12. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

13. We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5. We have not consulted a lawyer concerning litigation, claims, or assessments.

14. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

15. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16. Recorded accounts receivable represent valid receivables. In our opinion, significant losses will not be incurred upon collection, and accordingly, no reserve for uncollectible receivables has been established.

17. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

b. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

18. In addition, the Company at December 31, 2002 had:

a. No securities exchange memberships, which should be reflected on assets on the financial statements.

b. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

c. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

19. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in Note (5) to the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the Company vulnerable to the risk of a near-term severe impact.

c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

20. There are no capital withdrawals anticipated within the next six months that have not been disclosed in the notes to the financial statements.

21. There are no material weaknesses or inadequacies at December 31, 2002, or during the period January 1, 2003 to February 6, 2003, in the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15(c)3-3(e).

22. No advances were made to registered representatives against future commissions and trail fee payouts. Commissions and trail fee expense reflected in the financial statements represents amounts earned by registered representatives during the year.

23. The following do not apply to the Company at December 31, 2002, and did not apply during the fiscal year:

    a. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    b. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    c. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

    d. Making periodic computations of the minimum financial reserve requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

    e. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based upon such computations.

24. Net capital computations, prepared by the Company during the period from January 1, 2002, through February 6, 2003, indicated that the Company was in compliance with the requirements of rule 15c3-1 at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the aforementioned financial statements.

Patrick Ifrah, President
Hutchinson/Ifrah, Inc.

Evelyn Rogers, Accountant

HUTCHINSON/IFRAH, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
December 31, 2002

(With Independent Auditors' Reports Thereon)

HUTCHINSON/IFRAH, INC.

TABLE OF CONTENTS

Thomas &
Thomas LLP
Certified Public Accountants

Members American Institute Certified Public Accountants
Private Companies and SEC Practice Sections

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

The Board of Directors
Hutchinson/Ifrah, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of **HUTCHINSON/IFRAH, INC.** (the Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HUTCHINSON/IFRAH, INC.** at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Thomas & Thomas LLP
Certified Public Accountants

February 6, 2003
Little Rock, Arkansas

HUTCHINSON/IFRAH, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	29,362
Trail fees and commissions receivable		16,413
Advance to stockholder		40,000
Prepaid expenses		3,630
Refundable income taxes		700
TOTAL ASSETS	$	90,105
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trade accounts payable	$	622
Accrued trail fees and commissions payout		9,337
Deferred income taxes		1,500
Total liabilities		11,459
Stockholder's equity		
Common stock, no par value, 1000 shares authorized, 200 shares issued and outstanding		500
Additional paid-in capital		40,000
Retained earnings		38,146
Total stockholder's equity		78,646
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	90,105

HUTCHINSON/IFRAH, INC.

STATEMENT OF INCOME
Year Ended December 31, 2002

REVENUES	
Trail fees and commissions revenues	$ 112,301
Interest income	1,040
Total revenues	113,341
OPERATING EXPENSES	
Trail fees and commissions payout	54,570
Service agreement fees	30,389
Accounting fees	11,059
Consulting fees	9,015
Licensing fees	5,167
Continuing education fees	2,140
Errors and omissions insurance	3,679
Miscellaneous fees and expenses	2,660
Total expenses	118,679
Net loss before income taxes	(5,338)
INCOME TAX BENEFITS	840
NET LOSS	$ (4,498)

HUTCHINSON/IFRAH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2001	$ 500	$ 40,000	$ 42,644	$ 83,144
Net loss	-	-	(4,498)	(4,498)
BALANCE, DECEMBER 31, 2002	$ 500	$ 40,000	$ 38,146	$ 78,646

HUTCHINSON/IFRAH, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (4,498)
Adjustments to reconcile net income to net cash used for operating activities	
Trail fees and commissions receivable	9,262
Prepaid expenses	25
Trade accounts payable	(976)
Income taxes receivable	(700)
Income taxes payable	(70)
Deferred income taxes	(100)
Accrued commissions and trail fees payout, trail fees and commissions	(8,966)
Net cash used for operating activities	(6,023)
CASH FLOWS FROM FINANCING ACTIVITIES	
Advance to stockholder	(40,000)
Net decrease in cash and cash equivalents	(46,023)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	75,385
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 29,362

NOTE 1: ORGANIZATION AND NATURE OF THE BUSINESS

Hutchinson/Ifrah, Inc. (the Company), an Arkansas corporation, is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, acting as agent under selling agreements with various mutual fund and insurance companies, solicits the sale of mutual fund shares, variable and fixed annuity contracts, and other insurance products through registered representatives in Arkansas, Texas, and Tennessee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements are prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other accrued assets and liabilities.

(b) Trail Fees and Commissions

The Company earns trail fees from mutual fund companies and commissions from insurance companies at percentages specified in the related selling agreements. The Company in turn pays commissions to the registered representatives equal to a predetermined percent of revenues received. The amount paid or payable to registered representatives is reflected in the financial statements as trail fees and commissions payout. Revenues and related payout amounts are recorded on a trade-date basis.

(c) Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as demand deposits and highly liquid investments with original maturities of ninety days or less.

(d) Income Taxes

The Company utilizes the cash basis of accounting for income tax reporting purposes. Thus, deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of various assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on taxable income for federal and state tax reporting purposes.

(e) Trail Fees and Commissions Receivable

Management has evaluated amounts recorded as trail fees and commissions receivable and believes that all material amounts are collectible; therefore, no allowance for uncollectible accounts has been provided for the year ended December 31, 2002.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 3: INCOME TAXES

Income tax benefits, which result primarily from losses being available for carryback for Federal income tax purposes, for the year ended December 31, 2002, are as follows:

Current:		
Federal	$	700
State		-
		700
Deferred:		
Federal		90
State		50
		140
Total income tax benefits	$	840

The deferred taxes are the result of temporary differences associated with state loss carryforwards and various receivables, prepaid expenses, and liabilities recorded for financial statement purposes that are not reflected in the income tax returns of the Company.

NOTE 4: RELATED PARTY BALANCES AND TRANSACTIONS

The Company has executed a service agreement with Hutchinson/Ifrah Financial Services, Inc. (HIFS), a company related through common ownership, for office space, transaction processing, accounting services, and clerical support. Under the terms of this agreement the Company paid service fees to HIFS of approximately $30,400 for the year ended December 31, 2002.

In addition, the Company and its registered representatives are covered under errors and omissions insurance which also covers employees of HIFS. The premiums paid are allocated to each of the companies on a prorata basis based on the relative amounts of revenues earned by each company. Total premiums for 2002 were approximately $44,500, of which approximately $3,700 was allocated to, and paid by, the Company.

NOTE 5: ECONOMIC CONCENTRATION

Approximately 55% of total trail fees and commissions revenues for the year ended December 31, 2002, are the result of transactions with three companies.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Capital withdrawals are subject to limitations and restrictions set forth in Rule 15c3-1. The Company had net capital as defined in Rule 15c3-1 of $32,970, which was $27,970 in excess of its required net capital of $5,000 for December 31, 2002. The Company's net capital ratio was .30 to 1 at December 31, 2002.

HUTCHINSON/IFRAH, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity from the statement of financial condition	$	78,646
Deductions		
Non-allowable assets:		
Advance to stockholder		(40,000)
Receivables in excess of 30 days		(111)
Prepaid expenses		(3,630)
Refundable income taxes		(700)
Other		(741)
Net capital before haircuts on securities positions		33,464
Haircuts on securities positions		(494)
Net capital	$	32,970

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition		
Trade accounts payable	$	622
Accrued trail fees and commissions payout		9,337
Aggregate indebtedness	$	9,959
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$	664
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	27,970
Excess net capital at 1000%	$	31,974
Ratio of aggregate indebtedness to net capital		.30 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2002)

No material differences exist between the Net Capital, as reported in Schedule I and Net

HUTCHINSON/IFRAH, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The computation for the determination for reserve requirements as of December 31, 2002, is not presented as exemptive provisions in Section K of Rule 15c3-3 apply to the Company.

Thomas &
Thomas LLP
Certified Public Accountants

Members American Institute Certified Public Accountants
Private Companies and SEC Practice Sections

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
Hutchinson/Ifrah, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hutchinson/Ifrah, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Thomas & Thomas LLP
Certified Public Accountants

February 6, 2003
Little Rock, Arkansas